UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June 2022	Commission File Number: 001-15160

Brookfield Asset Management Inc.
(Name of Registrant)

Brookfield Place
Suite 300
181 Bay Street
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Exhibit 99.1 of this Form 6-K is incorporated by reference into Brookfield Asset Management Inc.’s registration statement on Form S-8 (File No. 333-178260), Exhibit 99.2 of this Form 6-K is incorporated by reference into Brookfield Asset Management Inc.’s registration statement on Form S-8 (File No. 333-204848), Exhibit 99.3 of this Form 6-K is incorporated by reference into Brookfield Asset Management Inc.’s registration statement on Form S-8 (File No. 333-214948) and Exhibit 99.4 of this Form 6-K is incorporated by reference into Brookfield Asset Management Inc.’s registration statement on Form S-8 (File No. 333-233871).

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Brookfield Asset Management Inc. Restricted Stock Plan (Non-Resident) as amended December 7, 2021.
99.2	Brookfield Asset Management Inc. Escrowed Stock Plan dated December 7, 2021.
99.3	Brookfield Asset Management Inc. 2016 Management Share Option Plan dated December 7, 2021.
99.4	Brookfield Asset Management Inc. 2019 Management Share Option Plan dated December 7, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: June 17, 2022	By:	/s/ Justin B. Beber
		Name:	Justin Beber
		Title:	Head of Corporate Strategy and Chief Legal Officer